APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Imee's Kitchen, LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
Consulting Income	3,237.78
Other Income	49.51
Total Income	**$3,287.29**
Cost of Goods Sold	
Cost of Goods Sold	109.00
Total Cost of Goods Sold	**$109.00**
GROSS PROFIT	**$3,178.29**
Expenses	
Bank Charges & Fees	455.08
Fees- Bank	78.00
Interest Paid	488.69
NUO- Professional Fees	
NUO- Marketing/ Branding	-30.00
Total NUO- Professional Fees	**-30.00**
Other Business Expenses	-14,915.00
PRE-OPENING COSTS	
1.000 Professional Fees	
1.100 Legal Fees	249.00
1.300 Architect Fees	3,500.00
1.400 Marketing / Branding Set Up	2,112.84
1.500 Accounting Fees	771.00
Total 1.000 Professional Fees	**6,632.84**
2.000 Licenses	
2.100 Entity Formation	77.76
Total 2.000 Licenses	**77.76**
4.000 Interior Construction	
4.100 General Construction	2,200.00
Total 4.000 Interior Construction	**2,200.00**
6.000 MISC	
6.600 Meals & Entertainment	20.33
6.700 Food Tests	266.83
6.900 Food Test - Non Food Supplies	904.23
Total 6.000 MISC	**1,191.39**
Total PRE-OPENING COSTS	**10,101.99**
R&D- 5765	2,400.00
Travel	59.00
Total Expenses	**$ -1,362.24**
NET OPERATING INCOME	**$4,540.53**
NET INCOME	**$4,540.53**

Imee's Kitchen, LLC

Balance Sheet

As of May 27, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Imees Check 3712	1,783.04
Total Bank Accounts	**$1,783.04**
Other Current Assets	
Uncategorized Asset	5,861.88
Total Other Current Assets	**$5,861.88**
Total Current Assets	**$7,644.92**
TOTAL ASSETS	**$7,644.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Imees 6908	5,624.73
Yallah- 0934	4,379.49
Total Credit Cards	**$10,004.22**
Total Current Liabilities	**$10,004.22**
Total Liabilities	**$10,004.22**
Equity	
Opening Balance Equity	-49,919.52
Owner's Investment	26,044.66
Partner's Equity- RB	25,000.00
Renee Burton (deleted)	25,000.00
Retained Earnings	-22,966.12
Net Income	-5,518.32
Total Equity	**$ -2,359.30**
TOTAL LIABILITIES AND EQUITY	**$7,644.92**

Imee's Kitchen, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Consulting Income	26,120.00
Services	704.47
Unapplied Cash Payment Income	0.00
Total Income	**$26,824.47**
GROSS PROFIT	**$26,824.47**
Expenses	
Bank Charges & Fees	810.06
Broker- investor fee	1,030.00
Fees- Bank	95.00
Interest Paid	2,352.46
Meals & Entertainment	20.81
Non Controllable Expenses	
General and Admin	
Administrative Fees	21.44
Total General and Admin	**21.44**
Management Comp	
Management Labor	29,570.00
Total Management Comp	**29,570.00**
Operating Expenses	
Equipment Rental	-2,000.00
Licensing	109.00
Total Operating Expenses	**-1,891.00**
Total Non Controllable Expenses	**27,700.44**
Office Supplies & Software	245.00
PRE-OPENING COSTS	
1.000 Professional Fees	-2,000.00
1.100 Legal Fees	315.00
1.200 Design Fees	75.00
1.400 Marketing / Branding Set Up	1,435.91
1.500 Accounting Fees	523.00
Total 1.000 Professional Fees	**348.91**
6.000 MISC	
6.800 Officer Salary	1,100.00
Total 6.000 MISC	**1,100.00**
Total PRE-OPENING COSTS	**1,448.91**
R&D- 5765	-100.00
Total Expenses	**$33,602.68**
NET OPERATING INCOME	**$ -6,778.21**
Other Expenses	
Reconciliation Discrepancies	1,195.10
Total Other Expenses	**$1,195.10**
NET OTHER INCOME	**$ -1,195.10**
NET INCOME	**$ -7,973.31**

Imee's Kitchen, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	11,215.00
Imees Check 3712	3,486.07
Total Bank Accounts	**$14,701.07**
Other Current Assets	
Uncategorized Asset	8,695.34
Total Other Current Assets	**$8,695.34**
Total Current Assets	**$23,396.41**
TOTAL ASSETS	**$23,396.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Citi 3128	4,076.85
Imees 6908	11,801.50
Yallah- 0934	9,232.73
Total Credit Cards	**$25,111.08**
Total Current Liabilities	**$25,111.08**
Total Liabilities	**$25,111.08**
Equity	
Opening Balance Equity	-15,670.40
Owner's Investment	31,022.28
Owners Draw	-40,667.65
Partner's Equity- RB	25,000.00
Renee Burton (deleted)	25,000.00
Retained Earnings	-18,425.59
Net Income	-7,973.31
Total Equity	**$ -1,714.67**
TOTAL LIABILITIES AND EQUITY	**$23,396.41**

I, Nicole M. Nassif, certify that:

1. The financial statements of Imees Kitchen included in this Form are true and complete in all material respects; and
2. The tax return information of Imees Kitchen included in this Form reflects accurately the information reported on the tax return for Imees Kitchen for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Nicole M. Nassif*

Name: Nicole M. Nassif

Title: Owner